UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)

253651202
(CUSIP Number)

March 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. Millstreet Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,477,361 shares Refer to Item 2 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,477,361 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,477,361 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 17.24% Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) IA

1	Name of Reporting Person. Brian D. Connolly
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship Or Place Of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,477,361 shares Refer to Item 2 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,477,361 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,477,361 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 17.24 % Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) HC, IN

1	Name of Reporting Person. Craig M. Kelleher
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship Or Place Of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,477,361 shares Refer to Item 2 below.
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,477,361 shares Refer to Item 2 below.

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,477,361 shares Refer to Item 2 below.
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 17.24 % Refer to Item 2 below.
14	Type of Reporting Person (See Instructions) HC, IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to Common Shares, $0.01 par value per share (“Common Shares”) of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on August 21, 2024 (the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend Item 5 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

(c)  The Reporting Persons did not effect any transactions in the Company's Common Shares during the sixty day period prior to the filing of this Schedule 13D that have not been previously reported, other than the sale on March 20, 2024 of 457,715 Common Shares in an open market transaction at a price of $33.95 per share.

(d)  Millstreet Credit Fund LP, for which Millstreet serves as investment manager, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares outstanding.

(e)  Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                March 22, 2024
MILLSTREET CAPITAL MANAGEMENT LLC

By: /s/ Craig M. Kelleher
Craig M. Kelleher
Managing Member

By: /s/ Brian D. Connolly
Brian D. Connolly

By: /s/ Craig M. Kelleher
Craig M. Kelleher